Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which our management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. The discussion should be read together with our consolidated financial statements and the related notes thereto included in our Annual Report on Form 20-F filed on April 13, 2026 with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2025 (“Annual Report”), our unaudited interim condensed consolidated financial statements and the related notes thereto as of and for the three and six months ended June 30, 2026 accompanying this Report on Form 6-K (“Interim Report”) and our other filings with the SEC (collectively, the “Public Filings”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. You should also review the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Public Filings for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion. The Company’s historical results are not necessarily indicative of the results that may be expected for any period in the future.

Under Cayman Islands law, we are required to prepare financial statements on a semi-annual and an annual basis, and we are not required to prepare or file quarterly financial information. Notwithstanding the foregoing, beginning in 2026, we have elected to voluntarily publish quarterly financial information. Assuming we remain subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and continue to qualify as a “foreign private issuer” at the time of publication, we intend to (1) file our audited annual financial statements on Form 20-F with the SEC and (2) furnish quarterly financial statements on Form 6-K to the SEC.

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations generally discusses results for the three and six-month periods ended June 30, 2026 and 2025.

All references to “we,” “us,” “our,” “Marti,” and the “Company” refer to Marti Technologies, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands, and its subsidiaries.

Operating Results

Overview

Marti offers tech-enabled transportation services to consumers across Türkiye through three service offerings: ride-hailing, delivery, and two-wheeled electric vehicles. The availability of each service varies by city. Our ride-hailing service matches riders with car, motorcycle, and taxi drivers. Our delivery service enables fast, same-hour package deliveries through our driver network, with digital tracking available within the Marti super app. Our two-wheeled electric vehicle service offers shared mobility through a Company-owned and operated fleet of e-mopeds, e-bikes and e-scooters, with each transportation modality serving different distances, comfort levels, and price points.

The Company operates and reports as a single operating and reportable segment.

The key measure of performance used by the Chief Operating Decision Maker (“CODM”), Marti CEO Oğuz Alper Öktem, for the single reportable segment is loss before income tax expense. The CODM uses this metric to assess whether the Company is meeting its cost targets, to identify areas requiring cost discipline and to determine actions needed to reduce losses and maintain operational efficiency.

See Note 3.2 to the unaudited interim condensed consolidated financial statements for more information.

Key Factors Affecting Operating Results

We believe operating results and growth trajectory are influenced by a number of factors, including the scale and efficiency of our platform, supply and demand dynamics across our services, regulatory developments and government relations, competition, seasonality, and broader macroeconomic conditions. Some of these factors present significant opportunities for us, impact our growth trajectory, profitability, and operational performance, while also posing risks and challenges, including those discussed below and under Item 3.D. “Key Information—Risk Factors” in our Annual Report.

Network density and supply-demand balance

Our ability to efficiently match supply and demand across our platform, through driver availability in ride-hailing and delivery services and fleet availability in our two-wheeled electric vehicle services, is a key determinant of growth and profitability. Increasing network density, alongside effective management of supply-demand balance, enhances utilization rates, reduces wait times, and improves overall service reliability. Driver acquisition, retention, and engagement, as well as fleet expansion and utilization, directly impact consumer experience, service levels, and platform-level revenue generation.

Consumer demand and adoption

Growth in active consumers and usage frequency across our services depends on consumer perception of affordability, reliability, and safety. Sustained adoption is driven by our ability to deliver consistent service quality and a seamless consumer experience across our platform. Changes in consumer preferences, service performance, or brand perception may impact demand levels and usage patterns.

Regulatory framework and government relations

Our operations are subject to evolving national and local regulations in Türkiye, particularly with respect to licensing and operational requirements for our two-wheeled electric vehicle services. Regulatory developments may affect our ability to expand into new markets, increase or decrease the size of fleet and number of licensed drivers, or maintain existing operations, and may also impact our cost structure. We engage with regulatory authorities at the national, city, and district levels to monitor regulatory developments, maintain compliance with applicable laws, and advocate for policies that support the urban mobility needs of our consumers.

Competition

We operate in a highly competitive and rapidly evolving industry. Competitive dynamics may impact pricing, incentives, and consumer and driver acquisition costs, which in turn affect our margins and growth. For more information, see “Item 4B. Information on the Company—Business Overview—Competition” in our Annual Report.

Seasonality of the business

Usage of our services is influenced by seasonal trends and weather conditions, with higher demand typically observed during the second and third quarters. Adverse weather conditions may reduce usage and impact revenue. For more information, see “Item 4B. Information on the Company—Business Overview—Seasonality” in our Annual Report.

Macroeconomic and geopolitical factors

Our operating results are also sensitive to macroeconomic and geopolitical factors, including inflation, currency fluctuations, interest rates, labor market dynamics, and consumer spending patterns. During the second quarter of 2026, Türkiye continued to experience inflationary conditions and depreciation of the Turkish lira against the U.S. dollar. These factors have affected, and may continue to affect, both consumer demand and driver supply, as well as our overall cost base.

Additionally, economic or political instability in Türkiye or globally could result in lower discretionary travel, supply chain interruptions, or changes in investor sentiment. The military conflict involving Iran that began in February 2026 has contributed to increased volatility in global energy and commodity prices, disrupted shipping through the Strait of Hormuz, and heightened geopolitical uncertainty in Türkiye, which shares a border with Iran. Although tensions moderated following a ceasefire announced in June 2026, the security environment in the region remained uncertain, including with respect to commercial shipping through the Strait of Hormuz and global energy markets. Any renewed escalation, prolonged instability or disruption to regional trade routes could increase fuel and operating costs, contribute to inflationary pressures, reduce consumer spending and adversely affect our business, financial condition and results of operations.

We continue to monitor macroeconomic and geopolitical conditions and may adjust our pricing, cost management, and operational strategies, as appropriate, to mitigate potential impacts on our financial condition and results of operations.

Components of Results of Operations

Revenue

Our platform revenue is generated from subscription packages that provide platform consumers with various benefits across our ride-hailing, delivery, and two-wheeled electric vehicle services. These subscription packages offer consumers a bundle of advantages such as priority access to certain services, as well as free and discounted trips for ride-hailing and two-wheeled electric vehicle usage and discounts on delivery orders.

Our two-wheeled electric vehicle revenue is primarily generated from the fees paid by our consumers to rent our vehicles less promotions, discounts, and refunds.

We also generate two-wheeled electric vehicles revenue from reservations, where we charge a minute-based fee for reserving a vehicle until the start of the trip, and subscription package offerings. For the three and six months ended June 30, 2026 and 2025, reservation revenues constituted less than 1.0% of our total revenue.

Cost of Revenues

Cost of revenues primarily consists of depreciation and amortization expense, salaries of operational and logistics staff, rental vehicles’ maintenance and repair expense, operating lease expense, and data cost expense.

Gross Profit

Gross profit represents revenue less cost of revenues.

General and Administrative

General and administrative expenses represent costs incurred by us for executive and management overhead and administrative and back-office support functions. These costs primarily consist of salaries, benefits, travel, bonuses, and share-based compensation, consulting, communication, network and cloud, email, and IT services expenses, professional service providers, off-site storage and logistics, certain insurance coverage, and an allocation of office rent and utilities related to our general and administrative divisions. General and administrative costs are expensed as incurred.

Selling and Marketing

Selling and marketing expenses primarily consist of advertising expenses and marketing costs associated with promoting our services. Selling and marketing costs are recognized as they are incurred.

Other Income (Expense), Net

Other income (expense), net primarily consists of provisions and other non-operational income.

Loss on Debt Extinguishment

Loss on debt extinguishment represents losses recognized in connection with modifications to the Company’s convertible note agreements that are accounted for as extinguishments under ASC 470-50, Debt—Modifications and Extinguishments. The loss is measured as the difference between the reacquisition price of the existing notes and the carrying amount of the extinguished debt immediately prior to the modification.

Financial Income (Expense), Net

Financial income (expense), net primarily consists of interest expense on financial liabilities and foreign exchange gains and losses.

Provision for Income Taxes

We account for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. These differences are measured using the enacted statutory tax rates that are expected to apply to taxable income for the years in which differences are expected to reverse. We recognize the effect on deferred income taxes of a change in tax rates in the period that includes the enactment date.

We record a valuation allowance to reduce our deferred tax assets to the net amount that we believe is more likely than not to be realized. Management considers all available evidence, both positive and negative, including historical levels of income, expectations, and risks associated with estimates of future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.

Under the provisions of ASC 740-10, Income Taxes, we evaluate uncertain tax positions by reviewing them against applicable tax law for all positions taken by us with respect to tax years for which the statute of limitations is still open. ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. We recognize interest and penalties related to the liability for unrecognized tax benefits, if any, as a component of the income tax expense line in the accompanying unaudited interim condensed consolidated statements of operations and comprehensive loss.

Operating Results

The following table sets forth our results of operations for the periods presented. The period-to-period comparisons of financial results are not necessarily indicative of future results.

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands)	2026	2025	Period- over- Period Change (%)	2026	2025	Period- over- Period Change (%)
Revenue	$19,985	$8,303	140.7%	$35,412	$14,326	147.2%
Operating expenses:
Cost of revenues	$(4,686)	$(3,564)	31.5%	$(9,014)	$(7,368)	22.3%
Gross Profit	$15,299	$4,740	222.8%	$26,399	$6,959	279.3%
Gross Profit Margin (%)	76.6%	57.1%	1,947	74.5%	48.6%	2,597
General and administrative expenses(1)	$(7,398)	$(5,497)	34.6%	$(14,883)	$(12,184)	22.1%
Selling and marketing expenses	$(2,147)	$(1,819)	18.0%	$(4,190)	$(3,067)	36.6%
Research and development expenses	$(908)	$(480)	89.2%	$(1,924)	$(1,111)	73.2%
Other expenses	$(5,259)	$(1,779)	195.6%	$(9,968)	$(3,339)	198.5%
Other income	$278	$47	491.5%	$779	$205	280.0%
Total operating expenses	$(20,120)	$(13,091)	53.7%	$(39,201)	$(26,865)	45.9%
Loss from operations	$(135)	$(4,788)	(97.2)%	$(3,789)	$(12,538)	(69.8)%
Financial expense, net	$(4,044)	$(4,422)	(8.5)%	$(7,817)	$(6,740)	16.0%
Loss on debt extinguishment	$(8,322)	$--	100.0%	$(8,322)	$--	100.0%
Loss before income tax expense	$(12,502)	$(9,209)	35.7%	$(19,928)	$(19,279)	3.4%
Income tax expense	$--	$--	--	$--	$--	--
Net loss(2)	$(12,502)	$(9,209)	35.7%	$(19,928)	$(19,279)	3.4%

(1)	Q2’26 general and administrative expenses include share-based compensation expense of $(2.4) million.

(2)	Q2’26 net loss includes share-based compensation expense of $(2.4) million.

Q2’26 net loss includes loss on debt extinguishment of $(8.3) million

Revenue

Three Months Ended June 30, 2026 Compared to Three Months Ended June 30, 2025

Our revenue increased by $11.7 million, or 140.7%, from $8.3 million during the three months ended June 30, 2025 to $20.0 million during the three months ended June 30, 2026, primarily attributable to the launch of platform subscription packages, which began in October 2024, that provide platform consumers with various benefits across our ride-hailing, delivery, and two-wheeled electric vehicle services.

Trips including ride-hailing, delivery, and two-wheeled electric vehicle services, increased by 7.94 million, or 73.2%, from 10.84 million during the three months ended June 30, 2025 to 18.78 million during the three months ended June 30, 2026, primarily attributable to the growth of ride-hailing trips.

Unique platform consumers including ride-hailing, delivery, and two-wheeled electric vehicle services, increased by 1.02 million, or 76.4%, from 1.34 million during the three months ended June 30, 2025 to 2.36 million during the three months ended June 30, 2026, primarily attributable to the growth of ride-hailing riders.

Trips per unique platform consumer remained broadly stable at 7.9 during the three months ended June 30, 2026, compared to 8.1 during the three months ended June 30, 2025, reflecting continued strong consumer engagement on the platform.

We outperformed our quarterly operational targets for all-time unique ride-hailing riders and all-time registered ride-hailing drivers in the second quarter of 2026. The number of all-time unique ride-hailing riders increased by 2.16 million, or 94.8%, from 2.28 million as of June 30, 2025 to 4.44 million as of June 30, 2026. The number of all-time registered ride-hailing drivers increased by 217 thousand, or 66.3%, from 327 thousand as of June 30, 2025 to 544 thousand as of June 30, 2026.

Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

Our revenue increased by $21.1 million, or 147.2%, from $14.3 million during the six months ended June 30, 2025 to $35.4 million during the six months ended June 30, 2026, primarily driven by the same factors discussed above, including the continued contribution from our platform subscription packages.

Trips including ride-hailing, delivery, and two-wheeled electric vehicle services, increased by 15.76 million, or 82.0%, from 19.23 million during the six months ended June 30, 2025 to 35.00 million during the six months ended June 30, 2026, primarily attributable to the growth of ride-hailing trips.

Unique platform consumers including ride-hailing, delivery, and two-wheeled electric vehicle services, increased by 1.30 million, or 76.9%, from 1.69 million during the six months ended June 30, 2025 to 2.98 million during the six months ended June 30, 2026, primarily attributable to the growth of ride-hailing riders.

Trips per unique platform consumer increased by 0.3, or 2.9%, from 11.4 during the six months ended June 30, 2025 to 11.7 during the six months ended June 30, 2026, reflecting continued strong consumer engagement on the platform.

Cost of Revenues

Three Months Ended June 30, 2026 Compared to Three Months Ended June 30, 2025

Our cost of revenues increased by $1.1 million, or 31.5%, from $3.6 million during the three months ended June 30, 2025 to $4.7 million during the three months ended June 30, 2026, primarily driven by increased business volume across our platform services. The increase was mainly attributable to higher data cost and commission expenses resulting from increased platform activity, partially offset by a $0.1 million decrease in operating lease expense and a $0.2 million decrease in depreciation and amortization expenses.

Our data cost expense increased by $0.5 million, or 115.2%, from $0.4 million during the three months ended June 30, 2025, to $0.9 million during the three months ended June 30, 2026, primarily attributable to the growth in platform-level data usage associated with a higher number of trips and platform consumers with expanded and growing service offerings.

Our commission expenses increased by $0.4 million, or 253.5%, from $0.2 million during the three months ended June 30, 2025 to $0.5 million during the three months ended June 30, 2026, primarily attributable to increased payment transaction volume, higher commission rates, and the expansion of our platform payment capabilities through the integration of additional third-party payment service providers, aimed at enhancing consumer experience.

Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

Our cost of revenues increased by $1.6 million, or 22.3%, from $7.4 million during the six months ended June 30, 2025 to $9.0 million during the six months ended June 30, 2026. The increase was primarily driven by the same factors discussed above, namely higher data costs and commission expenses resulting from increased platform activity, partially offset by a $0.1 million decrease in operating lease expense and depreciation and a $0.4 million decrease in amortization expenses.

Our data cost expense increased by $0.9 million, or 117.6%, from $0.8 million during the six months ended June 30, 2025, to $1.7 million during the six months ended June 30, 2026.

Our commission expenses increased by $0.7 million, or 228.3%, from $0.3 million during the six months ended June 30, 2025 to $0.9 million during the six months ended June 30, 2026.

Gross Profit

Three Months Ended June 30, 2026 Compared to Three Months Ended June 30, 2025

Our gross profit increased by $10.6 million, or 222.8%, from $4.7 million during the three months ended June 30, 2025 to $15.3 million during the three months ended June 30, 2026. The increase was primarily driven by the growth in revenue, including the introduction of subscription packages within our platform in October 2024. As a result, our gross profit margin improved significantly from 57.1% during the three months ended June 30, 2025 to 76.6% during the three months ended June 30, 2026.

Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

Our gross profit increased by $19.4 million, or 279.3%, from $7.0 million during the six months ended June 30, 2025 to $26.4 million during the six months ended June 30, 2026. As a result, our gross profit margin improved significantly from 48.6% during the six months ended June 30, 2025 to 74.5% during the six months ended June 30, 2026.

General and Administrative

Three Months Ended June 30, 2026 Compared to Three Months Ended June 30, 2025

Our general and administrative expenses increased by $1.9 million, or 34.6%, from $5.5 million during the three months ended June 30, 2025 to $7.4 million during the three months ended June 30, 2026, primarily attributable to higher personnel expenses.

Our personnel expenses, in the absence of share-based compensation expense, increased by $0.8 million, or 37.3%, from $2.1 million during the three months ended June 30, 2025 to $2.9 million during the three months ended June 30, 2026, primarily attributable to higher employee-related costs associated with changes in the size and composition of our team and other workforce-related changes to support platform growth. Share-based compensation expense increased by $0.8 million, or 51.4%, from $1.6 million during the three months ended June 30, 2025 to $2.4 million during the three months ended June 30, 2026.

Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

Our general and administrative expenses increased by $2.7 million, or 22.1%, from $12.2 million during the six months ended June 30, 2025 to $14.9 million during the six months ended June 30, 2026, primarily attributable to higher personnel expenses, as well as increases in consulting and legal expenses due to ongoing public company requirements. These increases were partially offset by a $0.1 million decrease in share-based compensation expense.

Our personnel expenses, in the absence of share-based compensation expense, increased by $1.8 million, or 46.6%, from $3.9 million during the six months ended June 30, 2025 to $5.6 million during the six months ended June 30, 2026, primarily attributable to higher employee-related costs associated with changes in the size and composition of our team and other workforce-related changes to support platform growth. Share-based compensation expense decreased by $0.1 million, or 2.2%, from $4.7 million during the six months ended June 30, 2025 to $4.6 million during the six months ended June 30, 2026.

Our consulting and legal expenses increased by $0.5 million, or 29.6%, from $1.8 million during the six months ended June 30, 2025 to $2.3 million during the six months ended June 30, 2026, primarily attributable to higher advisory, compliance, and reporting-related costs associated with operating as a public company.

Selling and Marketing

Three Months Ended June 30, 2026 Compared to Three Months Ended June 30, 2025

Our selling and marketing expenses increased by $0.3 million, or 18.0%, from $1.8 million during the three months ended June 30, 2025 to $2.1 million during the three months ended June 30, 2026, primarily attributable to higher advertising and marketing activities undertaken to support platform consumer and driver acquisition and retention across our platform.

Our advertising consulting expenses increased by $0.4 million, or 74.1%, from $0.5 million during the three months ended June 30, 2025 to $0.9 million during the three months ended June 30, 2026, primarily attributable to expanded consumer relationship management initiatives and external advisory support.

These advertising and marketing activities produced a 1.02 million, or 76.4% increase in unique platform consumers, a 2.16 million, or 94.8% increase in all-time unique ride-hailing riders, and a 217 thousand, or 66.3% increase in all-time registered ride-hailing drivers during the three months ended June 30, 2026, compared to the same period in 2025.

Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

Our selling and marketing expenses increased by $1.1 million, or 36.6%, from $3.1 million during the six months ended June 30, 2025 to $4.2 million during the six months ended June 30, 2026, primarily driven by the same factors discussed above.

Our advertising consulting expenses increased by $0.7 million, or 83.1%, from $0.8 million during the six months ended June 30, 2025 to $1.5 million during the six months ended June 30, 2026.

Research and Development

Three Months Ended June 30, 2026 Compared to Three Months Ended June 30, 2025

Our research and development expenses increased by $0.4 million, or 89.2%, from $0.5 million during the three months ended June 30, 2025 to $0.9 million during the three months ended June 30, 2026, primarily attributable to the increased size of our team focusing on platform software development.

Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

Our research and development expenses increased by $0.8 million, or 73.2%, from $1.1 million during the six months ended June 30, 2025 to $1.9 million during the six months ended June 30, 2026, primarily driven by the same factors discussed above.

Other Income (Expense), Net

Three Months Ended June 30, 2026 Compared to Three Months Ended June 30, 2025

Our other income (expense), net, increased by $3.2 million, or 187.6%, from $1.7 million expense during the three months ended June 30, 2025, to $5.0 million expense during the three months ended June 30, 2026, primarily attributable to an increase in promotional subsidies extended to platform users, which we classify as a user acquisition and retention expense. These costs are expected to increase in line with platform growth.

Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

Our other income (expense), net, increased by $6.1 million, or 193.2%, from $3.1 million expense during the six months ended June 30, 2025, to $9.2 million expense during the six months ended June 30, 2026, primarily driven by the same factors discussed above.

Loss on Debt Extinguishment

Three Months Ended June 30, 2026 Compared to Three Months Ended June 30, 2025

During the three months ended June 30, 2026, we recognized a loss on debt extinguishment of $8.3 million in connection with Amendment No. 2 to the April 2025 Note Subscription Agreement, which reduced the reset conversion rate multiplier from 1.65 to 1.05. The extinguishment resulted in a change to the conversion terms of the April 2029 Convertible Notes, requiring extinguishment accounting under ASC 470-50. The loss represents the difference between the reacquisition price of the existing notes and their carrying amount immediately prior to the amendment. The loss was primarily driven by the acceleration of unamortized debt discounts and financing-related costs associated with the original notes, together with the incremental fair value transferred to noteholders through the amended conversion terms. The loss does not represent a current cash payment, but rather the non-cash accounting impact of extinguishment treatment. There was no comparable charge during the three months ended June 30, 2025.

Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

During the six months ended June 30, 2026, we recognized a loss on debt extinguishment of $8.3 million. The charge was recognized entirely during the three months ended June 30, 2026, as described above. There was no comparable charge during the six months ended June 30, 2025.

Financial Income (Expense), Net

Three Months Ended June 30, 2026 Compared to Three Months Ended June 30, 2025

Our financial income (expense), net, decreased by $0.4 million, or 8.5%, from $4.4 million expense during the three months ended June 30, 2025, to $4.0 million expense during the three months ended June 30, 2026, primarily attributable to decreasing foreign exchange losses, net. These decreases were partially offset by increasing interest expense on financial liabilities.

Our foreign exchange loss, net decreased by $1.3 million, or 91.3%, from $1.4 million during the three months ended June 30, 2025 to $0.1 million during the three months ended June 30, 2026.

Our interest expense on financial liabilities increased by $1.2 million, or 37.6%, from $3.1 million during the three months ended June 30, 2025 to $4.3 million during the three months ended June 30, 2026.

Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

Our financial income (expense), net, increased by $1.1 million, or 16.0%, from $6.7 million expense during the six months ended June 30, 2025, to $7.8 million expense during the six months ended June 30, 2026, primarily attributable to increasing interest expense on financial liabilities. These increases were partially offset by decreasing foreign exchange losses, net.

Our foreign exchange loss, net decreased by $1.1 million from $0.9 million expense during the six months ended June 30, 2025 to $0.1 million gain during the six months ended June 30, 2026.

Our interest expense on financial liabilities increased by $2.4 million, or 38.8%, from $6.0 million during the six months ended June 30, 2025 to $8.4 million during the six months ended June 30, 2026.

Key Metrics and Non-GAAP Financial Measures

Our management reviews the following key business metrics and non-GAAP financial measures, including Adjusted EBITDA and pre-depreciation contribution per trip, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. We believe that, in addition to conventional measures prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), certain investors and analysts use this information to evaluate the Company’s core operating and financial performance and its financial position. We believe these non-GAAP measures are useful to investors in evaluating our performance by providing an additional tool for investors to use in comparing our financial performance over multiple periods. Nevertheless, our use of Adjusted EBITDA and pre-depreciation contribution per trip has limitations as an analytical tool, and you should not consider these measures in isolation or as a substitute for analysis of our financial results as reported under GAAP. Other companies may calculate similarly titled non-GAAP financial measures differently than we do, thereby limiting the usefulness of these non-GAAP financial measures as a comparative tool. Because of these and other limitations, you should consider our non-GAAP measures only as supplemental to other GAAP-based financial performance measures, including net loss and gross profit per trip.

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except as otherwise noted)	2026	2025	2026	2025
Operating Metrics (Periodic):
Trips (in millions)	18.78	10.84	35.00	19.23
Unique Platform Consumers (in millions)	2.36	1.34	2.98	1.69
Trips per Unique Platform Consumer	7.9	8.1	11.7	11.4
Revenue per Trip	$1.06	$0.77	$1.01	$0.74
Gross Profit per Trip	$0.81	$0.44	$0.75	$0.36
Fleet Depreciation (in thousands)	$522	$705	$1,216	$1,596
Two-wheeled Electric Vehicle
Average Daily Two-wheeled Electric Vehicles Deployed (in thousands)	21	24	21	25

Operating Metrics (Cumulative):
All-time Trips (in millions)	195.2	128.6	195.2	128.6
All-time Unique Platform Consumers (in millions)	8.3	6.4	8.3	6.4
Ride-hailing
All-time Unique Ride-hailing Riders (in thousands)	4,442	2,280	4,442	2,280
All-time Registered Ride-hailing Drivers (in thousands)	544	327	544	327

Non-GAAP Financial Measures
Adjusted EBITDA (in thousands)(1)(2)	$2,910	$(2,357)	$2,430	$(5,955)
Pre-Depreciation Contribution per Trip(1)	$0.84	$0.50	$0.79	$0.44

(1)	Adjusted EBITDA and Pre-Depreciation Contribution per Trip include ride-hailing, delivery, and two-wheeled electric vehicle services.

(2)	The Company revised its definition of Adjusted EBITDA beginning with the three months ended June 30, 2026. See definition and reconciliation of Adjusted EBITDA elsewhere in this report.

Operating Metrics

●	Trips: This metric reflects the total number of trips that have taken place on our application during the relevant time period. We believe this is an important metric for management as it reflects the size of our business, including the scale of our ride-hailing and delivery services, as well as the availability of our two-wheeled electric vehicle fleet, as measured by the average daily two-wheeled electric vehicles deployed. It is also an important metric for investors as it reflects total demand for our three services in light of our current ride-hailing and delivery drivers, as well as two-wheeled electric vehicle fleet availability.

●	Unique Platform Consumers: This metric reflects the total number of unique consumers who have completed at least one trip during the relevant time period using any of our ride-hailing, delivery, or two-wheeled electric vehicle services, as measured by average daily vehicles deployed. Unique Platform Consumers are counted only once upon completing their first trip. We believe this is an important metric both for management and investors as it reflects the total demand for our services.

●	Trips per Unique Platform Consumer: The numerator of this metric is our trips, and the denominator is the unique platform consumers, both measured over a specific time period. We believe this is an important metric for management as it reflects both the penetration and utilization of our services.

●	Revenue per Trip: The numerator of this metric is our revenue, and the denominator is the number of trips completed by our ride-hailing, delivery, and two-wheeled electric vehicle services, both during a specific time period. Our revenue is calculated as the gross revenue received from subscription packages, and two-wheeled electric vehicle trips, less value added tax, promotional discounts, coupons, and refunds. We believe this is an important metric for management as it reflects our pricing policies across all services, including subscription packages and two-wheeled electric vehicle starting fare and minute-based pricing model. The metric enables management to adjust pricing policy for our services as may be necessary, including to adjust subscription package fees, initiate new packages, incentivize shorter or longer trip durations for two-wheeled electric vehicle services to achieve a specific revenue per trip. This is an important metric for investors because it enables them to assess the appropriateness of our pricing policy in light of our consolidated cost structure.

●	Gross Profit per Trip: The numerator of this metric is our gross profit during a given time period, calculated as our pre-depreciation contribution (please see the metric below for the calculation), less depreciation during the period. Depreciation reflects the decline in the book value of the two-wheeled electric vehicle fleet and does not include disposals or any other changes in book value. Gross profit is divided by the total number of trips completed by our ride-hailing, delivery, and two-wheeled electric vehicle services during the period to reflect the gross profit per trip. We believe this is an important metric for management as it enables us to assess the per trip unit profitability of our services, including all revenue earned and all costs incurred to deliver those services, excluding fixed costs. This also makes it an important metric for investors, as it enables them to evaluate the operating health of our platform and understand the scale of activity required to achieve sufficient gross profit to cover our fixed costs.

●	Fleet Depreciation: This metric reflects the amount of the decline in the book value of our two-wheeled electric and intangible assets related to operations over a given time period, and does not include disposals or any other changes in book value. We believe this is an important metric for management as it reflects how much we would have to spend in order to maintain the remaining useful life of our two-wheeled electric vehicle fleet at the start of the given time period in light of the amount of depreciation incurred during the given time period. This is also an important metric for investors as it reflects how much cash we would need to produce to maintain two-wheeled electric operations, either organically from operations or externally through funding, in order to maintain the remaining useful life of our two-wheeled electric vehicle fleet at the start of the given time period.

●	Average Daily Two-wheeled Electric Vehicles Deployed: This metric includes a vehicle that is available for rent, in use, or reserved for future use by a consumer during at least one instance during the day as a deployed vehicle. The metric looks at the total number of such deployed vehicles across each day of the year and takes the average of these daily figures as the average daily two-wheeled electric vehicles deployed. We believe this is an important metric for management as it increases in line with the total size of our fleet, while also reflecting the share of this fleet that is available for rent, in use, or reserved for future use on a daily basis. This metric excludes vehicles that are offline due to repair, maintenance or depleted batteries in the field. As such, this metric also reflects the operating efficiency of our repair and maintenance and battery swapping teams in making our fleet available for rent by consumers. As these available vehicles represent vehicles that impact revenue for our business, it is an important metric for investors.

●	All-time Trips: This metric reflects the total number of trips that have taken place on our application since launch. We believe this is an important metric for management as it reflects the size of our business, including the scale of our ride-hailing and delivery services, as well as two-wheeled electric vehicle fleet available for use, as measured by the average daily two-wheeled electric vehicles deployed. It is a similarly important metric for investors as it reflects total demand for our three services since inception, considering the availability of our ride-hailing and delivery drivers, as well as two-wheeled electric vehicle fleet.

●	All-time Unique Platform Consumers: This metric reflects the total number of unique consumers who have completed at least one trip since launch using any of our ride-hailing, delivery, or two-wheeled electric vehicle services. Unique Platform Consumers are counted only once upon completing their first trips since launch. We believe this is an important metric both for management and investors as it reflects the total demand for our services since launch.

●	All-time Unique Ride-hailing Riders: This metric reflects the total number of unique ride-hailing riders who have completed at least one trip using our car-hailing, motorcycle-hailing, or taxi-hailing services since we launched our ride-hailing service in October 2022. Unique Ride-hailing Riders are counted only once upon completing their first trips. We believe this is an important metric both for management and investors as it reflects the total demand for our ride-hailing services.

●	All-time Registered Ride-hailing Drivers: This metric reflects the total number of registered ride-hailing drivers who have been onboarded for at least one of our car-hailing, motorcycle-hailing, or taxi-hailing services since we launched our ride-hailing service in October 2022. Registered Ride-hailing Drivers are counted only once upon completing the onboarding process. We believe this is an important metric for management as it reflects the scale of our available drivers for consumers to use. It is a similarly important metric for investors as it reflects the total supply for our ride-hailing service in light of our driver availability.

Non-GAAP Financial Measures and Reconciliations of Non-GAAP Financial Measures

Adjusted EBITDA: Adjusted EBITDA is calculated by adding depreciation, amortization, taxes, financial expenses (net of financial income) and one-time charges and non-cash adjustments, to net income (loss). The one-time charges and non-cash adjustments are mainly comprised of customs tax provision expenses resulting from the one-time amendment of customs duties, lawsuit provision expense, fair value gain (or loss) on derivative liabilities, and loss on debt extinguishment, which Marti does not consider to be reflective of its normal cash operations.

Adjustments for customs tax provision expenses are not normal, recurring expenses because they result from a one-time amendment of our customs duties to reflect e-scooters imported in finished vehicle form under a single customs duty product code rather than as separate parts with their corresponding different customs duty product codes. While the then-applicable customs law did not specify in which form e-scooters had to be imported historically, this law has now been revised to reflect the fact that e-scooters must be imported in finished vehicle form. We will therefore perform all of our imports as finished vehicles moving forward, and do not expect to perform any future amendments or incur the resulting customs tax provision expenses in the future. The one-time nature of the customs tax provision expense is further supported by the fact that it relates exclusively to imported e-scooters. In addition, Adjusted EBITDA excludes fair value gains (or losses) on derivative liabilities and losses on debt extinguishment because these items are non-cash or financing-related and are not considered indicative of our core operating performance.

Beginning with the three months ended June 30, 2026, we revised our Adjusted EBITDA definition to also exclude fair value gains (losses) on derivative liabilities and losses on debt extinguishment, as these items are non-cash or financing-related and are not considered indicative of our core operating performance. The revised definition did not affect previously reported Adjusted EBITDA for the three or six months ended June 30, 2025, as no such adjustments were applicable in those periods.

The following table presents a reconciliation of Adjusted EBITDA to Net loss, which is the most directly comparable GAAP measure, for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2026	2025	2026	2025
Net loss	$(12,502)	$(9,209)	$(19,928)	$(19,279)
Depreciation and amortization	$638	$806	$1,492	$1,796
Financial expense, net	$4,044	$4,422	$7,817	$6,740
Lawsuit provision expense	$3	$36	$101	$57
Share-based compensation expense	$2,404	$1,588	$4,626	$4,730
Fair value gain on derivative liabilities	$--	$--	$--	$--
Loss on debt extinguishment	$8,322	$--	$8,322	$--
Adjusted EBITDA	$2,910	$(2,357)	$2,430	$(5,955)

Pre-Depreciation Contribution per Trip: Pre-depreciation contribution per trip is calculated by adding depreciation per trip to gross profit per trip. The numerator of this metric is our pre-depreciation contribution, which is calculated as our revenue (please see the metric above for the calculation of our revenue) less all variable costs, excluding depreciation and amortization, necessary to provide a trip for our services, during a given time period. Our variable costs include the field operations team, the operations service vans and motorcycles, the fuel consumed by field operations service vans and motorcycles, the repair and maintenance team, spare parts, charging station rent, electricity costs, consumer service call center costs, operations control center costs, occupancy fees paid to municipalities, data costs for servers and the internet connectivity of our vehicles, payment processing costs, invoice costs, and other operating costs. Pre-depreciation contribution is divided by the total number of trips completed by our ride-hailing, delivery, and two-wheeled electric vehicles during a given time period in order to reflect the pre-depreciation contribution per trip. We believe this is an important metric for management as it allows us to assess the efficiency of our platform services, distinct from the performance of our two-wheeled electric vehicle team in increasing the useful life of our vehicles off of the field as reflected by depreciation. This makes it an important metric for investors to evaluate our operating efficiency and unit economics.

The following table presents a reconciliation of pre-depreciation contribution per trip to gross profit per trip in our services, which is the most directly comparable GAAP measure, for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2026	2025	2026	2025
Gross Profit per Trip	$0.81	$0.44	$0.75	$0.36
Depreciation per Trip	$(0.03)	$(0.06)	$(0.04)	$(0.08)
Pre-Depreciation Contribution per Trip	$0.84	$0.50	$0.79	$0.44

Liquidity and Capital Resources

Our principal sources of liquidity have historically consisted of cash generated from operations, capital increases, and various forms of debt financing. Marti had $12.5 million in cash and cash equivalents as of June 30, 2026.

We have incurred net losses and negative cash flows from operations since our inception. Our ability to fund working capital, make capital expenditures, and service our debt will depend on our ability to generate cash from operating activities, which is subject to our future operating success, and our ability to obtain financing on reasonable terms, which is subject to factors beyond our control, including general economic, political, and financial market conditions.

Until we can generate sufficient revenue to cover operating expenses, working capital and capital expenditures, we expect to fund our cash needs primarily through a combination of equity and debt financing. If we raise funds by issuing equity securities, dilution to our then-existing shareholders may result. Any equity securities issued may also provide for rights, preferences, or privileges senior to those of holders of our ordinary shares. If we raise funds by issuing debt securities, such debt securities may have rights, preferences, or privileges senior to those of holders of our preferred shares and holders of our ordinary shares.

The terms of our debt securities or borrowings could impose significant restrictions on our operations and our ability to undertake certain fundraising activities. The capital markets have in the past, and may in the future, experience periods of volatility and upheaval that could impact the availability and cost of equity and debt financing.

Sales of a substantial number of shares of our ordinary shares in the public market by securityholders, or the perception that those sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the impact that such sales may have on the prevailing market price of our ordinary shares.

We have concluded that we have adequate resources and liquidity to meet our cash flow requirements for the next twelve months, and we believe that it is reasonable to apply the going concern basis as the underlying assumption for our unaudited interim condensed consolidated financial statements. This assessment includes knowledge of our subsequent financial position, the estimated economic outlook and identified risks and uncertainties in relation thereto. Furthermore, the review of our strategic plan and budget, including expected developments in liquidity, was considered.

In the future, we may enter into arrangements to acquire or invest in complementary businesses, products, or technologies. We may be required to seek additional equity or debt financing to consummate such transactions. In the event that we require additional financing, we may not be able to raise such financing on acceptable terms, or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and continue investing in innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition.

Cash Flows

The following table presents a summary of our unaudited interim condensed consolidated cash flows from operating, investing, and financing activities for the periods indicated:

	Six Months Ended June 30,
(in thousands)	2026	2025
Net cash used in operating activities	$(2,570)	$(8,173)
Net cash used in investing activities	$(509)	$(478)
Net cash generated from financing activities	$7,776	$7,710

Operating Activities

Our net cash used in operating activities was $2.6 million during the six months ended June 30, 2026, compared to $8.2 million during the six months ended June 30, 2025.

Operating cash flows primarily consisted of net loss of $19.9 million, adjusted for certain non-cash items, which primarily include $8.3 million of loss on debt extinguishment following the amendment to the debt terms as further described above, $4.6 million of share-based compensation expense, $4.4 million of interest expense, net, and $1.5 million of depreciation and amortization. Changes in operating assets and liabilities primarily reflected cash used due to a $1.8 million decrease in accounts payable and a $0.6 million increase in other current assets, partially offset by cash generated from a $0.4 million increase in deferred revenue, a $0.3 million increase in accrued expenses, employee benefit and other current liabilities, and a $0.1 million increase in accounts receivable.

Operating cash flows during the six months ended June 30, 2025 primarily consisted of net loss of $19.3 million, adjusted for certain non-cash items, which primarily include $4.7 million of share-based compensation expense, $2.6 million of interest expense, net, $1.8 million of depreciation and amortization, and $0.9 million of foreign exchange loss, net. Changes in operating assets and liabilities primarily reflected cash generated from a $0.8 million decrease in other current assets, a $0.3 million increase in accounts payable, a $0.2 million increase in deferred revenue, partially offset by net cash used due to a $0.6 million increase in accounts receivable.

Investing Activities

Our net cash used in investing activities was $0.5 million during the six months ended June 30, 2026, compared to $0.5 million during the six months ended June 30, 2025, and primarily reflects $0.3 million of purchase of treasury shares under our share repurchase program and $0.2 million of purchase of property and equipment during the six months ended June 30, 2026, compared to $0.3 million of purchase of property and equipment and $0.2 million of purchase of treasury shares under our share repurchase program during the six months ended June 30, 2025.

Financing Activities

Our net cash generated by financing activities was $7.8 million during the six months ended June 30, 2026, compared to $7.7 million during the six months ended June 30, 2025, and primarily includes $7.7 million of proceeds from issuance of convertible notes during the six months ended June 30, 2026, compared to $8.4 million of proceeds from issuance of convertible notes and $0.2 million of proceeds from exercise of employee share options, partially offset by $0.8 million of repayment of term loans during the six months ended June 30, 2025.

Share Repurchase Program

On April 27, 2026, the Company’s Board of Directors (the “Board”) authorized a new share repurchase program under which the Company may repurchase up to $2.5 million of its outstanding Class A ordinary shares (the “Repurchase Program”). The Repurchase Program replaces the Company’s prior share repurchase program, which was authorized on January 10, 2024, and expired on April 9, 2026. In addition, the Board established a ceiling price of $6.00 per share for the share repurchases. Under the Repurchase Program, we may repurchase Class A ordinary shares in privately negotiated or open-market transactions in accordance with applicable securities laws and regulations, including Rule 10b-18 of the Exchange Act. The Repurchase Program will terminate on October 26, 2026, but the Board may periodically review the Repurchase Program and decide to extend its terms or increase the authorized repurchase amount. The Repurchase Program may also be suspended or discontinued by the Board at any time.

Under the Repurchase Program, approximately $2.2 million remains available for repurchases as of June 30, 2026. Since initiating its share repurchase programs, Marti has repurchased 295,818 shares at an average price of $2.19 per share, for an aggregate purchase price of $655 thousand.

Shareholder Loyalty Program

In March 2026, we launched the Marti Shareholder Loyalty Program, which offers long-term retail shareholders special discounts on Marti subscriptions, rentals, trips, and deliveries, with the aim of rewarding these shareholders while reinforcing our commitment to sustainable growth, stakeholder alignment, and responsible value creation, while driving incremental platform engagement and repeat usage.

PFG Credit Agreement

In January 2021, Marti Delaware entered into that certain Loan and Security Agreement with PFG, as subsequently amended (the “Loan Agreement”). The Loan Agreement provided for delayed draw term loans up to an aggregate amount of $20,000,000 at a fixed rate of 10.25% and was secured by substantially all of our assets. We made monthly principal and interest payments under the Loan Agreement. The loan was fully repaid during 2025, and as of June 30, 2026, no balance remained outstanding under the Loan Agreement.

Pre-Fund Subscription Agreements

In connection with the execution of the Business Combination Agreement, we entered into the Pre-Fund Subscription Agreement. Pre-funded notes were classified under long-term financial liabilities account amounting to $19,274,415 became 2028 Convertible Notes (as defined below) as of the closing date of the business combination on July 10, 2023. In addition, the Company had net proceeds of $35,500,000 from private investment in public equity (“PIPE”) financing of 15% convertible senior notes due 2028 pursuant to an Indenture, dated July 10, 2023, between the Company and U.S. Bank Trust Company, National Association, as trustee (the “trustee”), as amended by that certain First Supplemental Indenture, dated April 17, 2025, between the Company and the trustee (the “2028 Convertible Notes”).

As of June 30, 2026, the total amount of the 2028 Convertible Notes, including the original principal, additional investments from new and existing subscribers, and accrued interest, net of incentive shares issued, was approximately $85.8 million. The conversion price of the notes is $1.65 per share. For additional information, see Note 11 to the unaudited interim condensed consolidated financial statements included in our Interim Report.

Callaway Commitment Letter

The Company and Callaway Capital Management, LLC (“Callaway”) entered into a Commitment Letter, dated as of March 22, 2024, as amended by the Amendment to the Commitment Letter, dated as of September 19, 2024, and as further amended by the Second Amendment to the Commitment Letter, dated December 21, 2024 (the “Commitment Letter”), evidencing Callaway’s commitment to complete certain subscription obligations as set forth therein.

Subscription Agreements to the 2028 Convertible Notes

On March 22, 2024, the Company and 405 MSTV I LP (“MSTV”), as the subscribers party thereto, further entered into a Convertible Notes Subscription Agreement, pursuant to which the subscriber subscribed for the 2028 Convertible Notes in an aggregate principal amount of $7,500,000 (the “March 2024 Subscription”). Between September 2024 and March 2025, the Company, Callaway, as a commitment party, and the subscribers party thereto, MSTV and New Holland Tactical Alpha Fund LP (“NHTAF”), further entered into various Subscription Agreements and amendments to existing Subscription Agreements, pursuant to which the subscribers thereto subscribed for the 2028 Convertible Notes and such subscriptions were in partial satisfaction of Callaway’s obligations under the Commitment Letter, which resulted in the Company issuing equity incentive shares to Callaway and the subscribers thereto pursuant to the terms under the Commitment Letter. In total, the subscriber parties subscribed for an aggregate principal amount of $20,175,172 as of June 30, 2026.

Subscription Agreements to the April 2029 Convertible Notes

On April 16, 2025, the Company, Callaway, as a commitment party and a subscribing party, MSTV and NHTAF, as the other subscribers party thereto, entered into a Note Subscription Agreement (the “April 2025 Note Subscription Agreement”), pursuant to which the subscribers agreed to subscribe from time to time for the Company’s 12.50% Convertible Senior Secured Notes due April 2029 (the “April 2029 Convertible Notes”) up to an aggregate principal amount of $23,000,000 on the terms set forth therein. As of June 30, 2026, the subscribers subscribed for an aggregate principal amount of $18,000,000 and the remaining amount of the April 2025 Note Subscription Agreement was $5,000,000.

On June 5, 2026, the Company, Callaway, as the commitment party and a subscribing party, and the other subscribers party thereto entered into Amendment No. 2 to the April 2025 Note Subscription Agreement (“Amendment No. 2”). Pursuant to Amendment No. 2, the parties amended the definition of “Reset Conversion Rate” by reducing the multiplier used in the calculation from 1.65 to 1.05. The reduction of the multiplier has the effect of lowering the effective conversion price applicable upon a reset event for all notes outstanding and issuable under the April 2025 Note Subscription Agreement, including the $18,000,000 principal amount drawn as of June 30, 2026 and any notes that may be issued pursuant to future drawdowns of the remaining $5,000,000. In connection with the modification, the Company recognized a loss on debt extinguishment of $8,322,400 during the three months ended June 30, 2026.

Subscription Agreements to the October 2029 Convertible Notes

On October 31, 2025, the Company, Callaway, as a commitment party and a subscribing party, and Farragut Square Global Master Fund, LP (“Farragut”), the other subscriber party thereto entered into a Note Subscription Agreement (the “October 2025 Note Subscription Agreement”), pursuant to which the subscribers agreed to, from time to time, subscribe for the Company’s 11.00% Convertible Senior Secured Notes due October 2029 (the “October 2029 Convertible Notes”) up to an aggregate principal amount of $100,000,000 on the terms set forth therein. As of June 30, 2026, no convertible notes had been issued under the October 2025 Note Subscription Agreement, and the full commitment amount remained available.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2026.

Research and Development, Patents, and Licenses, etc.

Intellectual Property

Our intellectual property rights are valuable to our business. We have confidentiality procedures to protect our intellectual property rights, including but not limited to non-disclosure agreements, intellectual property assignment agreements, and employee non-disclosure agreements. We have an ongoing trademark registration program pursuant to which we register our brand name and logos in Türkiye and will expand to other countries to the extent we determine appropriate.

As of June 30, 2026, we held 14 registered trademarks in Türkiye. In addition, we have registered domain names for websites that we use in our business, such as www.marti.tech and other variations. We also control our intellectual property through specific terms of use on our mobile application and website.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective for our business. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. For additional information, see Item 3.D. “Key Information—Risk Factors —Risks Related to Our Intellectual Property and Technology — We may be subject to intellectual property rights claims and other litigation that are expensive to defend, or may be unable to adequately protect our intellectual property, either of which could materially adversely affect our business” in our Annual Report.

Legal Proceedings

On June 24, 2026, the Istanbul 14th Commercial Court of First Instance rendered its decision in the unfair competition case brought by certain Turkish drivers’ and automobile trade associations against our ride-hailing business. The court partially granted the plaintiffs’ claims, holding that our ride-hailing service constitutes unfair competition under the Turkish Commercial Code. The court rejected the plaintiffs’ request for an interim injunction to block access to our website and mobile applications, did not award monetary damages, and rejected the plaintiffs’ claims relating to our e-scooter and e-moped services, finding that unfair competition had not been established with respect to those services. All of our services, including ride-hailing, two-wheeled electric vehicles, and delivery services, continue to operate uninterrupted. The reasoned decision has been served on us, and we intend to appeal it to the Istanbul Regional Court of Appeals within the statutory period. The decision is not final. Enforcement proceedings initiated by the plaintiffs to execute the decision are not proceeding, and we believe the decision is not enforceable (including any measure to restrict access to or suspend our services) while it remains non-final and subject to appeal. We do not believe the outcome of this matter will have a material adverse effect on our financial condition or results of operations.

Critical Accounting Estimates

As of and for the three and six months ended June 30, 2026 and 2025 periods covered by this report, there have been no material changes to our critical accounting policies and estimates. For additional information, see the disclosure included in “Note 3 — Summary of Significant Accounting Policies and Use of Estimates” in the notes to our audited consolidated financial statements included in 2025Annual Report, except for the estimate mentioned below.

Fair Value of the Amended Notes

In connection with Amendment No. 2 to the 12.50% Convertible Senior Secured Notes due 2029, the Group estimated the fair value of the amended Notes and related conversion feature to assess the accounting impact of the amendment under ASC 470-50. The fair value was determined using valuation techniques that included a discounted cash flow analysis for the debt host and an option-based valuation model for the conversion feature.

The valuation involved significant judgment and included Level 3 inputs, including the Group’s share price, expected volatility, risk-free interest rate, credit risk / debt discount rate, remaining contractual term, expected timing and probability of conversion, and the amended conversion formula.

Changes in key assumptions, including share price, volatility, probability of conversion and the debt discount rate, could materially affect the estimated fair value.

Recent Accounting Pronouncements

For a discussion of recently issued accounting standards, see “Note 3 — Summary of Significant Accounting Policies — Recently issued accounting standards” to the notes to our unaudited interim condensed consolidated financial statements included in our Interim Report.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election not to take advantage of the extended transition period is irrevocable. We are an “emerging growth company” as defined in Section 2(A) of the Securities Act, as amended, and have elected to take advantage of the benefits of this extended transition period.

We expect to continue to use this extended transition period to comply with new or revised accounting standards that have different effective dates for public business entities and non-public business entities until the earlier of the date we (a) are no longer an emerging growth company or (b) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

In addition, we intend to continue to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, we intend to rely on such exemptions, we are not required to, among other things: (a) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (b) provide all compensation disclosures that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

We will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of our first fiscal year following the fifth anniversary of our initial public offering, (b) the last date of our fiscal year in which we have total annual gross revenue of at least $1.235 billion, (c) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years.